Exhibit 12.1

American Tire Distributors Holdings, Inc.

Statement Regarding: Computation of Ratio of Earnings to Fixed Charges

(Amounts in thousands, except ratio amounts)

	Predecessor	Successor
	Five months	Seven months	Twelve months	Twelve months	Twelve months	Twelve months
	Ended	Ended	Ended	Ended	Ended	Ended
	May 28,	January 1,	December 31,	December 29,	December 28,	January 3,
	2010	2011	2011	2012	2013	2015
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Consolidated pretax income (loss) from operations	$(51,303)	$(59,607)	$4,474	$(20,024)	$(10,302)	$(147,962)
Fixed charges	39,288	47,144	87,488	98,673	106,502	167,900
Interest capitalized	(20)	(15)	(409)	(1,103)	(1,556)	(2,766)
Amortization of interest capitalized	39	67	129	230	391	477

Earnings	$(11,995)	$(12,410)	$91,682	$77,776	$95,035	$17,649

Interest expense	$32,669	$37,391	$67,580	$72,918	$74,284	$125,590
Interest capitalized	20	15	409	1,103	1,556	2,766
Interest portion of rent expense	6,599	9,738	19,499	24,652	30,662	39,544

Fixed Charges	$39,288	$47,144	$87,488	$98,673	$106,502	$167,900

Ratio of Earnings to Fixed Charges	— (a)	— (b)	1.05	— (c)	— (d)	— (e)

(a)	In the five months ended May 28, 2010, earnings were insufficient to cover fixed charges by $51.3 million
(b)	In the seven months ended January 1, 2011, earnings were insufficient to cover fixed charges by $59.6 million
(c)	In the twelve months ended December 29, 2012 earnings were insufficient to cover fixed charges by $20.9 million
(d)	In the twelve months ended December 28, 2013 earnings were insufficient to cover fixed charges by $11.5 million
(e)	In the twelve months ended January 3, 2015 earnings were insufficient to cover fixed charges by $150.3 million